

THOMAS ELISHER

VP of Project Management

PROFILE

4+ years of experience in high-level project management. Keen eye for detail and excellent writing and communication skills. Developed project management tools and standard operating procedures that have helped to maintain the scope, schedule, and budget for as many as 20 concurrent projects.

Not only able to find and effectively communicate unique solutions to project roadblocks but is able to identify potential obstacles and solve problems before they happen.

CONTACT

PHONE:
530-306-7045

EMAIL:
tomelisher@gmail.com

EDUCATION

Azusa Pacific University – Bachelor's in Political Science – Minors in Pre-Law and Philosophy
September 2015 – May 2015

- 3.4 GPA
- President of the Political Science Honor Society Pi Sigma Alpha)
- Koch Fellow
- Campaign intern (Mike Hestrin for DA) and intern for CA State Senator Bob Huff

WORK EXPERIENCE

MyStreme – President and Secretary
January 2023- present

OneDoor Studios – VP of Project Management
September 2021- present

- Keep the Company's executive team's major initiatives, day-to-day, on time and on budget
- Communicate and manage deadlines and goals between and within each of the Company's departments
- Assist, as needed, with any and all projects vital to the operations of the company

California Rural Water Association – Lead Project Facilitator
September 2016 – September 2021

- 3+ years of high-level administrative and project management experience
- 4+ years of customer service experience as a licensed P&C Insurance Agent
- Administered contracts, developed complex tracking systems, processed invoices, and managed project deliverables and schedules
- Supervised the work of several staff members

SKILLS

Microsoft Office Suite – **Highly Proficient**
Project Management Software – **Highly Proficient**
Contract Development, Review, and Negotiations – **Highly Proficient**
Marketing Software Management and Copy Writing **– Proficient**
Cash Flow and Activity Projection Management – **Highly Proficient**
Invoice Processing and Cost Tracking **– Highly Proficient**
Personnel Management and Training **– Highly Proficient**